                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


For the month of December, 1999


                       Euro Tech Holdings Company Limited
             -------------------------------------------------------
                 (Translation of registrant's name into English)


              18/F Gee Change Centre, 65 Wong Chuk Road, Hong Kong
   --------------------------------------------------------------------------
                    (Address of Principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]       Form 40-F [ ]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]       No [ ]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82- .


         EXPLANATORY NOTE: ALL DISCUSSIONS HEREIN REGARDING TRANSACTIONS AND EVENTS OCCURRING PRIOR TO THE CLOSE OF BUSINESS ON SEPTEMBER 3, 1999 GIVE EFECT TO THE ISSUANCE OF A 20% STOCK DIVIDEND AT THAT TIME.

         Upon the closing of Issuer's initial public offering in March 1997, Issuer issued 1,680,000 shares of its Common Stock for 1,000,000 shares of the Common Stock of Euro Tech (Far East) Ltd. ("Far East"), which constituted all of the capital stock of Far East. The business operations of Far East then and now constitute the principal operations of the Issuer. Pearl and Regent owned 266,000 and 734,000 shares of Far East's capital stock, respectively, and received, of record, proportionate numbers of shares of the Issuer's Common Stock (1.68 shares of the Issuer's Common Stock for each share of Far East).

         In July 1999 and through August 25, 1999,T.C. Leung, the Issuer's Chief Executive Officer and Chairman of its Board of Directors, made open market purchases of the Issuer's Common Stock at prices ranging from $.858 to $1.25 per share, purchasing an aggregate of 53,328 shares. From September 9, 1999 through December 20,1999, Mr. Leung made additional open market purchases of the Issuer's Common Stock at prices ranging from $.9375 to $1.50 per share, purchasing an additional 50,326 shares.

         On or about December 21, 1999 Regent authorized the transfer of 99,120 shares of the issuer's Common Stock to 12 of its stockholders without further consideration and an additional 1,020,600 shares to eight of its stockholders (including Pearl - 569,235 shares) in consideration of Mr. Leung's cancellations of a loan previously made by him to Regent (HK$7,446,200).

         As a result of the foregoing the following changes are noted in the beneficial ownership of the Issuer's Common Stock owned by the executive officers, directors and beneficial owners of 10% of more of the Issuer's Common Stock.

-------------------------------------------------- -------------------------------- --------------------------------
                                                                                                APPROXIMATE
                                                                                               PERCENTAGE OF
NAME OR IDENTITY                                            NUMBER OF SHARES                   COMMON STOCK
OF BENEFICIAL OWNER                                        BENEFICIALLY OWNED               BENEFICIALLY OWNED
-------------------------------------------------- -------------------------------- --------------------------------
T.C. Leung, Chairman of the Board
     and Chief Executive Officer                                2,553,169(1)                       67.2%(1)
Jerry Wong, Chief Financial Officer
     and Director                                                56,400(2)                         2.2%(2)
Nancy Wong, Director                                             52,800(3)                         2.1%(3)
C.P. Kwan, Director                                              111,776(4)                        4.4%(4)
Alex Sham, Director                                              76,800(5)                         3.0%(5)
Adam L. Goldberg, Director                                           0                                0%
Y.K. Liang, Director                                                 0                                0%
Pearl Venture Ltd.                                              1,129,515(6)                       45.6%(6)
All Executive Officers and Directors
of the Issuer as a Group                                      2,850,945(1)-(6)                   71.6%(1)-(6)
-------------------------------------------------- -------------------------------- --------------------------------

(1) Includes shares owned of record by Mr. Leung, Pearl and Regent. Pearl is a trust established for Mr. Leung's benefit. Pearl is Regent's majority stockholder. Also gives effect to the exercise of options owned by Mr. Leung to purchase 1,320,000 shares of the Issuer's Common Stock.

(2) Gives effect to the exercise of options owned by Mr. Wong to purchase 48,000 shares of the Issuer's Common Stock.

(3) Gives effect to the exercise of options owned by Ms. Wong to purchase 36,000 shares of the Issuer's Common Stock.

(4) Gives effect to the exercise of options owned by Mr. Kwan to purchase 36,000 shares of the Issuer's Common Stock.

(5) Gives effect to the exercise of options owned by Mr. Sham to purchase 60,000 shares of the Issuer's Common Stock.

(6) Includes 113,400 shares owned by record by Regent.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  EURO TECH HOLDINGS COMPANY LIMITED
                                  (Registrant)



Dated: December 28, 1999          By: /s/ T.C. Leung
                                      ------------------------------------------
                                      T.C. Leung, Chief Executive Officer and
                                      Chairman of the Board